Exhibit 99.1

PRESS RELEASE

AerCap Opens Representative Office in Abu Dhabi

Amsterdam, Netherlands; January 19, 2011 — AerCap Holdings N.V. (NYSE: AER) today announced the opening of a representative office in Abu Dhabi, United Arab Emirates.

AerCap’s new Abu Dhabi office will be managed by a team of highly skilled aviation industry professionals with extensive experience in the region and will be led by Simon McLean, previously Chief Operating Officer of Waha Leasing PJSC.

The Abu Dhabi team will help expand AerCap’s activities in the Middle East/North Africa region, which is one of the world’s fastest growing aviation markets. AerCap has a total fleet of 350 aircraft including fourteen aircraft on lease to seven airlines in the Middle East/North Africa region.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap also provides engine leasing, aircraft management services, aircraft maintenance, repair and overhaul services and aircraft disassemblies. The company has over $10 billion of total assets including committed purchases and focuses on new, fuel-efficient narrowbody and small widebody aircraft. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Kingdom and in The United Arab Emirates.

Address of AerCap Representative Office in Abu Dhabi:

Building C6, Bainunah Street 34

Al Bateen

P.O. Box 113100

Abu Dhabi

United Arab Emirates

Phone: +971 2 406 9401

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com

www.aercap.com